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EXHIBIT 16.1


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:


We have read Item 4 of Form 8-K and Form 8-K/A, dated October 4, 1995 and November 6, 1995, respectively, of Community Psychiatric Centers and are in agreement with the statements contained in the second and third paragraphs on page II therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page II therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1993 financial statements.

                                                    Very truly yours,

                                                    ERNST & YOUNG LLP


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